Exhibit 12.1
WESCO International, Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Consolidated Statements of Income Data:

Income before income taxes	$331,028	$317,566	$150,884	$99,498	$39,091

Add:
Portion of rental expense representative of the interest component of rental expense	15,750	12,886	11,067	11,033	10,833

Interest expense, including amortization of debt issuance costs	63,196	24,622	30,183	40,791	42,317

Fixed charges	78,946	37,508	41,250	51,824	53,150

Earnings before taxes and fixed charges	$409,974	$355,074	$192,134	$151,322	$92,241

Ratio of earnings to fixed charges	5.2x	9.5x	4.7x	2.9x	1.7x